Filed by: EVOTEC AG

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Renovis, Inc.

Exchange Act File No. 000-50564

18, December 2007

Employee Communication Year End 2007

Dear Colleagues

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

+49.(0)40.56081-0

+49.(0)40.560 81-222 Fax

www.evotec.com

info@evotec.com

Vorstand:

Jörn Aldag (Vorsitzender)

Dr. Klaus Maleck

Dr. Mario Polywka

Aufsichtsrat:

Prof. Dr. Dr. h.c. mult.

Heinz Riesenhuber

(Vorsitzender)

Peer Schatz

(Stellv. Vorsitzender)

As we approach the end of year 2007, I would like to take this opportunity to thank you for the many contributions you have made to this eventful year for the company.

In 2007, with your help, we achieved many milestones and I highlight some of those that are key for our future.

•     Winning key contracts and delivering on collaborations with companies such as Solvay Pharmaceuticals, Boehringer Ingelheim.and Pfizer.

•     Formation of the Evotec RSIL Ltd Joint Venture in India for the Design, synthesis management and commercialization of Compound libraries.

•     The sale of the Chemical Development business to Aptuit.

•     The proposal to merge with Renovis Inc to create a global bio-pharmaceutical company with world class discovery capabilities, strong pipeline in CNS disorders and several significant research partnerships with leading pharmaceutical companies.

Amtsgericht Hamburg: HRB 68223 USt-ldNr. DE 162401 472 Steuer-Nr. 54/847/01093 Bankverbindung: Hamburger Sparkasse BLZ20050550 Kto-Nr. 1285 124 309 SWIFT/BIC: HASPDEHHXXX IBAN DE06200505501285124309

Without the hard work and dedication of everyone involved we would not have been able to achieve so much. Thanks to every one concerned for their contributions and commitment.

In addition, we have undertaken a study with the Consultants McKinsey to assist the management team make an objective review of the imperatives for the future success of the company and the organisation structure needed for value creation following the completion of the Evotec/Renovis merger.

Dresdner Bank AG

BLZ20080000

Kto-Nr. 9239 017 00

SWIFT/BIC: DRESDEFF200

IBAN

DE74 2008 0000 0923 9017 00

UK Office:

Evotec (UK) Ltd

114 Milton Park

Abingdon

Oxfordshire OX14 4SA

United Kingdom

+44.(0)1235.86 1561

+44.(0)1235.8631 39 Fax

Regd. No. 02674265

In general, the earliest conclusions show

1.      As an organisation we are appropriately sized for the goals we need to achieve.

2.      Innovation is a key for future success of the company.

3.      We need to ensure productivity levels with clear targets for our scientific teams.

4.      Organisation and communication has to be even more effective between the functions and project leaders.

Knowing that everyone would want to know more about these conclusions, I plan for internal communications sessions to be arranged for the end of January.

Finally the Evotec/Renovis merger is progressing well. Our decision to have a dual listing on the FSE and Nasdaq we knew would add a level of complexity to the merger process. However we believe this dual listing will be in the best interests of the company longer term. Given this complexity we anticipate the merger close around the end of Q1.

In the meantime, we work as closely as we are allowed with our Renovis colleagues and find this interaction very positive. As this merger progresses we will have further communications to all employees.

2008 will be a challenging year for us as the constraints placed on companies such as ours by Regulatory authorities, namely the FDA, add to the hurdles to be overcome, to be successful. I believe we have the science, talent and belief in our strategy to enable us to overcome any hurdles to our success. We need to come back in 2008, ready to face these challenges and turn them into success for Evotec.

I wish everyone in Hamburg, Abingdon and South San Francisco a very good year end holiday with family and friends. I wish you all the very best for 2008.

/s/ Jörn Aldag

Additional information about the transaction

Renovis filed a Current Report on Form 8-K with the Securities and Exchange Commission on September 24, 2007, that includes as an exhibit the Agreement and Plan of Merger between Evotec and Renovis. Evotec intends to file a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger. Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec’s Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis’ Investor Relations department at Two Corporate Drive, South San Francisco, California 94080. In addition to the documents referenced above, Renovis files or furnishes annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by Renovis at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Renovis’s SEC filings are also available to the public at the SEC’s web site at www.sec.gov, or at their web site at www.renovis.com.

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Evotec and Renovis and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of Evotec and Renovis, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the Registration Statement on Form F-4 to be filed with the Securities and Exchange Commission by Evotec and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Renovis with the Securities and Exchange Commission.